UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

DELTA APPAREL, INC.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

247368103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247368103	Page 2 of 5

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert W. Humphreys
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 471,638 (See Item 4)
	6.	SHARED VOTING POWER -0- (See Item 4)
	7.	SOLE DISPOSITIVE POWER 471,638 (See Item 4)
	8.	SHARED DISPOSITIVE POWER -0- (See Item 4)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 471,638
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%
12.	TYPE OF REPORTING PERSON IN (See Item 4)

CUSIP No. 247368103	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Delta Apparel, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

2750 Premiere Parkway, Suite 100

Duluth, Georgia 30097

Item 2.

(a)	Names of Persons Filing:

Robert W. Humphreys

(b)	Address of Principal Business Office or, if None, Residence:

2750 Premiere Parkway, Suite 100

Duluth, Georgia 30097

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock ($0.01 par value)

(e)	CUSIP Number:

247368103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership.

The securities reported herein are beneficially owned by Robert W. Humphreys. The total securities reported is 471,638 shares of the Issuer’s Common Stock, which constitutes 6.7% of 7,001,020 shares outstanding on December 21, 2023, as reported by Delta Apparel, Inc. in its Annual Report on Form 10-K filed on December 28, 2023.

(a)	Amount beneficially owned:

471,638

(b)	Percent of Class:

6.7%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote

471,638

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

471,638

CUSIP No. 247368103	Page 4 of 5

(iv)	Shared power to dispose or to direct the disposition of

-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

CUSIP No. 247368103	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024

ROBERT W. HUMPHREYS

/s/ Robert W. Humphreys
Robert W. Humphreys